UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bellerophon Therapeutics, Inc.

___________________________________________________________________________________________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.001 per share

___________________________________________________________________________________________________________________________________________________________________

(Title of Class of Securities)

078771102

___________________________________________________________________________________________________________________________________________________________________

(CUSIP Number)

Name: Theodore Wang

c/o Puissance Capital Management LP

950 Third Avenue, 25th Floor

New York, New York 10022

Telephone Number: (212) 878-3702

___________________________________________________________________________________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2019

___________________________________________________________________________________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

_________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

*This amendment to the Initial Schedule 13D filed with the Securities and Exchange Commission on October 4, 2017, is being filed to correct the original formatting error and an error on the Type of Reporting Person.

SCHEDULE 13D

CUSIP No.	078771102

1	Names of Reporting Persons
Puissance Cross-Border Opportunities III LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
8,298,755
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
8,298,755
11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,298,755
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
12.0%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	078771102

1	Names of Reporting Persons
Puissance Capital Fund (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
8,298,755
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
8,298,755
11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,298,755
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
12.0%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	078771102

1	Names of Reporting Persons
Puissance Capital Management LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
8,298,755
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
8,298,755
11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,298,755
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
12.0%
14	Type of Reporting Person (See Instructions)
IA, PN

CUSIP No.	078771102

1	Names of Reporting Persons
Puissance Capital Management (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
8,298,755
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
8,298,755
11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,298,755
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
12.0%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	078771102

1	Names of Reporting Persons
Theodore Wang
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
463,699
	8	Shared Voting Power
8,298,755
	9	Sole Dispositive Power
463,699
	10	Shared Dispositive Power
8,298,755
11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,762,454
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
12.7%
14	Type of Reporting Person (See Instructions)
IN, HC

Item 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value (the "Common Stock"), of Bellerophon Therapeutics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 184 Liberty Corner Road, Suite 302, Warren, NJ 07059.

Item 2. Identity and Background.

(a) The persons filing this statement are Puissance Cross-Border Opportunities III LLC, a limited liability company registered in the Cayman Islands ("Puissance Cross-Border Opportunities III"), Puissance Capital Fund (GP) LLC, a Delaware limited liability company ("Puissance GP"), Puissance Capital Management LP, a Delaware limited partnership ("Puissance Capital Management"), Puissance Capital Management (GP) LLC, a Delaware limited liability company ("Puissance Capital Management GP") and Theodore Wang, a United States citizen ("Mr. Wang" and collectively with Puissance Cross-Border Opportunities III, Puissance GP, Puissance Capital Management and Puissance Capital Management GP, the "Reporting Persons").

(b) The business address for each of the Reporting Persons is 950 Third Avenue, 25th Floor, New York, NY 10022.

(c) Puissance GP serves as the managing member of Puissance Cross-Border Opportunities III, a private investment fund. Puissance Capital Management serves as the investment manager of Puissance Cross-Border Opportunities III. Puissance Capital Management GP serves as the general partner to Puissance Capital Management. Mr. Wang serves as the managing member of both Puissance GP and Puissance Capital Management GP.

(d) During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See subsection (a) of this Item 2 and Item 6 of the attached cover pages.

Item 3. Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 8,298,755 shares of Common Stock directly owned by Puissance Cross-Border Opportunities III and deemed to be beneficially owned by Puissance GP, Puissance Capital Management, Puissance Capital Management GP and Mr. Wang came from the working capital of Puissance Cross-Border Opportunities III. The net investment costs of the 8,298,755 shares of Common Stock and Warrants were $10,000,000. The purchase price of one share of Common Stock and one Warrant to purchase one share of common stock is $1.205. The exercise price of the Warrant is $1.242. No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

The 8,298,755 shares of Common Stock and Warrants held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons' investment activities.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer. In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Common Stock, dispose of all or some of the Common Stock they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Stock. Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

(a) - (b) As of the date hereof, Puissance Cross-Border Opportunities III may be deemed to be the beneficial owner of 8,298,755 shares of Common Stock, representing approximately 12.0% of the total issued and outstanding shares of Common Stock. Puissance Cross-Border Opportunities III has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 8,298,755 shares of Common Stock. Puissance Cross-Border Opportunities III has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 8,298,755 shares of Common Stock.

As of the date hereof, Puissance GP may be deemed to be the beneficial owner of 8,298,755 shares of Common Stock, representing approximately 12.0% of the total issued and outstanding shares of Common Stock. Puissance GP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 8,298,755 shares of Common Stock. Puissance GP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 8,298,755 shares of Common Stock.

As of the date hereof, Puissance Capital Management may be deemed to be the beneficial owner of 8,298,755 shares of Common Stock, representing approximately 12.0% of the total issued and outstanding shares of Common Stock. Puissance Capital Management has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 8,298,755 shares of Common Stock. Puissance Capital Management has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 8,298,755 shares of Common Stock.

As of the date hereof, Puissance Capital Management GP may be deemed to be the beneficial owner of 8,298,755 shares of Common Stock, representing approximately 12.0% of the total issued and outstanding shares of Common Stock. Puissance Capital Management GP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 8,298,755 shares of Common Stock. Puissance Capital Management GP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 8,298,755 shares of Common Stock.

As of the date hereof, Mr. Wang may be deemed to be the beneficial owner of 8,762,454 shares of Common Stock, representing approximately 12.7% of the total issued and outstanding shares of Common Stock. Mr. Wang has the sole power to vote or direct the vote of 463,699 shares of Common Stock and the shared power to vote or direct the vote of 8,298,755 shares of Common Stock. Mr. Wang has the sole power to dispose or direct the disposition of 463,699 shares of Common Stock and the shared power to dispose or direct the disposition of 8,298,755 shares of Common Stock.

Based on 68,906,765 shares of Common Stock outstanding as of January 25, 2019, based on the Current Report on Form 424B5 filed by the Issuer on January 23, 2019.

(c) On September 29, 2017, Puissance Cross-Border Opportunities III purchased 8,298,755 shares of Common Stock at a price of $1.205 per share in a private placement. The Issuer granted Puissance Cross-Border Opportunities III warrants to purchase 8,298,755 shares of Common Stock at an exercise price of $1.242 per share. The Warrants are set exercisable on March 29, 2018 and expires on September 29, 2022. On January 23, 2019, Ted Wang, purchased 450,000 shares of issuer's common stock. No other transactions in the Common Stock were effected by the Reporting Persons within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

On September 26, 2017, Puissance Cross-Border Opportunities III and the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") pursuant to which Puissance Cross-Border Opportunities III agreed to purchase shares of Common Stock in a private placement. Under the terms of the Securities Purchase Agreement, Puissance Cross-Border Opportunities III agreed to purchase 8,298,755 shares of Common Stock and Warrants at an aggregate price of $1.205. The Securities Purchase Agreement is attached hereto as Exhibit A.

On September 29, 2017, Puissance Cross-Border Opportunities III and the Issuer entered into a form of warrant agreement (the "Form of Warrant") pursuant to which the Issuer grants Puissance Cross-Border Opportunities III the Warrants to purchase 8,298,775 shares of Common Stock that exercisable on March 29, 2018 and expires on September 29, 2022 with an exercise price of $1.242 per share.

Concurrently with the execution of the Securities Purchase Agreement, Puissance Cross-Border Opportunities III and the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which the Issuer agreed to register the Common Stock purchased by Puissance under the Securities Purchase Agreement for resale under the Securities Act of 1933, as amended.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Securities Purchase Agreement

Exhibit B: Form of Warrant

Exhibit C: Registration Rights Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: Janaury 29, 2019

Puissance Cross-Border Opportunities III LLC*

By: Puissance Capital Fund (GP) LLC,

its managing member

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Fund (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management LP*

By: Puissance Capital Management (GP) LLC,

its general partner

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Theodore Wang*

/s/ Theodore Wang

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.